Exhibit (h)(2)(a)



                              KEMPER BLUE CHIP FUND

           AMENDED FEE SCHEDULE FOR ADMINISTRATIVE SERVICES AGREEMENT


Pursuant to Section 2 of the Administrative Services Agreement between Kemper Blue Chip Fund (the "Fund") and Kemper Distributors, Inc. ("KDI"), the Fund and KDI agree that the administrative service fee will be computed at an annual rate of .25 of 1% based upon the assets with respect to which a Firm other than KDI provides administrative services and .15 of 1% based upon the assets with respect to which KDI provides administrative services.



KEMPER BLUE CHIP FUND                     KEMPER DISTRIBUTORS, INC.



By:      /s/ Mark S. Casady               By:      /s/ James L. Greenawalt
         ----------------------------              ----------------------------
Title:   President                        Title:   President





Dated:  January 1, 2000